EXHIBIT 99.1

mCloud Creates New ESG-Digital Hubs to Align Organization and Advance Oil and Gas Agenda

  Vincent Higgins, former Honeywell Global Director and General Manager, Digital Transformation and Workforce Excellence, joins mCloud as President, Oil and Gas Digitization to lead new hub based in Houston
  Ibrahim Al-Hindawi, President, MENA to lead recently announced hub in collaboration with Aramco based in Saudi Arabia
  Dave Weinerth, President, AssetCare™ Visual Intelligence promoted to Executive Vice President and President, AssetCare Solutions to lead continued AssetCare growth globally

SAN FRANCISCO, Jan. 26, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced the creation of a new ESG-Digital Hub based in Houston, Texas to join other Company hubs based around the world. These hubs serve as focal points for local mCloud teams driving the ongoing technology development and customer delivery of AssetCare solutions worldwide.

The new Houston-based focal point joins a hub based in Calgary, Alberta, Canada originally announced in February 2021 in collaboration with Invest Alberta, and a hub recently announced on January 25, 2021 based in Saudi Arabia in collaboration with Aramco.

To lead the Houston hub, the Company also announced today it had hired Vincent Higgins as President, Oil and Gas Digitization. Higgins was most recently Honeywell's Global Director and General Manager, Digital Transformation and Workforce Excellence where he was responsible for Honeywell's global digitalization offering to its industrial customers. Higgins brings expertise in digital technologies and the Metaverse that has made him a sought-after speaker at conferences around the world.

Higgins has also previously served as CEO to several notable startups and was President of the Institute for Effective Leadership. His education includes graduate work in high energy physics at Purdue University, and a degree in Physics from the University of Dallas.

Alongside the appointment of Higgins in Houston, Ibrahim Al-Hindawi, mCloud President, MENA has taken on leadership of the mCloud-Aramco hub in Saudi Arabia, which will also serve as the Company's headquarters in the MENA region. Al-Hindawi joined mCloud in February 2021 and possesses a remarkable track record including service as a key revenue leader to global businesses including Honeywell, Yokogawa, Emerson, AspenTech, and INOVx Solutions. His deep expertise of the oil and gas and petrochemical industries has positioned him as a go-to digital and ESG expert to energy executives.

To provide ongoing leadership and direction to these hubs, the Company has further promoted Dave Weinerth, President, AssetCare Visual Intelligence to Executive Vice President and President, AssetCare Solutions. Weinerth will work closely with Higgins, Al-Hindawi, and the hubs to drive the growth of AssetCare solutions and setting of delivery standards around the globe.

Weinerth joined mCloud in June 2018 and in his tenure at the Company, has been pivotal in adapting the Company's foundational technologies from aerospace, defense, and nuclear power to oil and gas, wind farms, and other key industries through the creation of high-performance 3D digital twins, one of the key points of differentiation for AssetCare in ESG and digitalization.

Weinerth is a former Xerox PARC executive and graduated from the United States Military Academy at West Point with a degree in Engineering Management. He also earned an MBA from the Ross School of Business at the University of Michigan.

"We look forward to the accelerated growth the creation of these new ESG and digital hubs and organizational alignment will bring to mCloud in the months and years ahead," said Russ McMeekin, mCloud President and CEO. "Under Vincent's leadership in Houston in particular, we now have a direct leader to chart our strategic path to implement several key upstream digitalization and ESG initiatives we began in late 2021."

mCloud also announced today that Arnel Santos, mCloud Executive Vice President and Chief Operating Officer will leave the Company to pursue other interests. Under the new organizational alignment, his current portfolio of responsibilities will now be overseen through the leadership of Higgins, Al-Hindawi, Weinerth, and the global hubs.

Update on Amendment of Existing Credit Facility

In connection with the Company's previously announced amendment to its credit facility with ATB Financial ("ATB") on November 25, 2021, the Company confirms it will issue to ATB warrants to acquire up to 183,486 common shares at an exercise price of C$5.45 per share for a term not exceeding one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2022/26/c5728.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 26-JAN-22